Exhibit 99.1

Weibo Reports First Quarter 2018 Unaudited Financial Results

BEIJING, China — May 9, 2018 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

“We continue to see great momentum in our business with advertising and marketing revenue growing 79% year over year in the first quarter. With ad budget shifting toward mobile, social and video, we are seeing our revenues benefiting from this secular trend.” said Gaofei Wang, Weibo’s CEO. “Our focus to grow users scale, deepen the collaboration with top IP content providers, media, celebrities and KOLs on content, strengthen platform effect and social impact will further help attracting more advertisers to increase their ad spending on Weibo.”

Adoption of New Revenue Guidance

On January 1, 2018, the Company adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers”, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606 (‘New Basis’), while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting method under Topic 605 (‘Old Basis’). The New Basis requires the presentation of value added tax (‘VAT’) recognized in revenues from “gross” to “net”, which results in equal decrease in revenues and cost of revenues, and recognition of revenues and expenses at fair value for advertising barter transactions (‘Barter Transaction’).

The Company recorded a net reduction to opening retained earnings of $0.6 million resulting from Barter Transaction as of January 1, 2018 due to the cumulative impact of adopting ASC 606.

Adoption of the standards related to revenue recognition impacted the current period reported results as follows:

	Three months ended
	March 31, 2018
	Adjustments
	Old Basis ASC 605[1]	VAT	Barter Transaction	New Basis ASC606[2]
	($ In thousands, except for percentage)

Net revenues	360,047	(19,894)	9,730	349,883

Cost of revenues	82,796	(19,894)	—	62,902
Operating expenses
-Sales and marketing expenses	93,161	—	12,702	105,863
Income from operations	112,351	—	(2,972)	109,379
Operating margin	31.2%			31.3%

Note 1. This financial information for the three months ended March 31, 2018 is presented under ASC Topic 605.

Note 2. This financial information for the three months ended March 31, 2018 is presented under ASC Topic 606.

First Quarter 2018 Highlights

•                  Net revenues totaled $349.9 million, an increase of 76% year-over-year, exceeding the Company’s guidance between $335 million and $345 million.

•                  Advertising and marketing revenues were $302.9 million, an increase of 79% year-over-year.

•                  Value-added service (“VAS”) revenues were $46.9 million, an increase of 57% year-over-year.

•                  Net income attributable to Weibo was $99.1 million, an increase of 111% year-over-year, and diluted net income per share was $0.44, compared to $0.21 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $112.6 million, an increase of 95% year-over-year, and non-GAAP diluted net income per share was $0.50, compared to $0.26 for the same period last year.

•                  Adjusted EBITDA was $124.6 million, an increase of 77% year-over-year, or 36% of net revenues, compared to 35% for the same period last year.

•                  Monthly active users (“MAUs”) had a net addition of approximately 70 million users year over year and reached 411 million in March 2018. Mobile MAUs represented 93% of MAUs.

•                  Average daily active users (“DAUs”) had a net addition of approximately 30 million users year over year and reached 184 million in March 2018.

First Quarter 2018 Financial Results

For the first quarter of 2018, Weibo reported net revenues of $349.9 million, compared to $199.2 million for the same period last year. Advertising and marketing revenues totaled $302.9 million, compared to $169.3 million for the same period last year, and advertising and marketing revenues from small & medium-sized enterprises (“SMEs”) and key accounts were $276.6 million, compared to $161.5 million for the same period last year, or an increase of 71% year-over-year. VAS revenues totaled $46.9 million, compared to $29.9 million for the same period last year.

Costs and expenses for the first quarter of 2018 totaled $240.5 million, compared to $143.4 million for the same period last year. Other than the inclusion of marketing expense related to advertising barter transactions under ASC Topic 606 as illustrated above, the increase in costs and expenses was primarily attributable to more marketing expenses incurred for channels, marketing campaigns and development expenditures incurred in relations to the personnel-related cost. Non-GAAP costs and expenses were $229.3 million, compared to $132.5 million for the same period last year.

Income from operations for the first quarter of 2018 was $109.4 million, compared to $55.9 million for the same period last year. Non-GAAP income from operations was $120.6 million, compared to $66.7 million for the same period last year.

Non-operating income for the first quarter of 2018 was $7.6 million, compared to a non-operating income of $2.1 million for the same period last year. Income tax expenses were $18.3 million, compared to $11.3 million for the same period last year. The increase was primarily attributable to higher profitability with a relatively stable tax rates in the Company’s PRC operation.

Net income attributable to Weibo for the first quarter of 2018 was $99.1 million, or diluted net income per share of $0.44, compared to $46.9 million for the same period last year, or diluted net income per share of $0.21. Non-GAAP net income attributable to Weibo for the first quarter of 2018 was $112.6 million, or diluted net income per share of $0.50, compared to $57.8 million for the same period last year, or diluted net income per share of $0.26.

As of March 31, 2018, Weibo’s cash, cash equivalents and short-term investments totaled $1.92 billion. For the first quarter of 2018, cash provided by operating activities was $84.8 million, capital expenditures totaled $4.3 million, and depreciation and amortization expenses amounted to $4.7 million.

Business Outlook

For the second quarter of 2018, Weibo estimates its net revenues to be between $420 million and $430 million, which assumes an average exchange rate of RMB 6.35 to US$1.00. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 7 AM — 8 AM Eastern Time on May 9, 2018 (or 7 PM — 8 PM Beijing Time on May 9, 2018) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  6599995

A replay of the conference call will be available from 10:00 AM Eastern Time on May 9, 2018 — 9:59 AM Eastern time on May 17, 2018. The dial-in number is +61 2-8199-0299. The passcode for the replay is 6599995.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of impairment on, gain on sale of and fair value change of investments, non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. It combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2018	2017	2017
Net revenues (1):
Advertising and marketing	$302,949	$169,297	$332,305
Value-added service	46,934	29,904	45,140
Net revenues	349,883	199,201	377,445

Costs and expenses:
Cost of revenues (1)(2)	62,902	46,450	72,005
Sales and marketing (1)(2)	105,863	47,163	92,665
Product development (2)	60,523	39,191	57,904
General and administrative (2)	11,216	10,546	9,592
Total costs and expenses	240,504	143,350	232,166
Income from operations	109,379	55,851	145,279

Non-operating income:
Impairment on, gain on sale of and fair value change of investments, net (3)	(1,499)	(122)	(2,683)
Interest and other income , net	9,128	2,222	4,363
	7,629	2,100	1,680

Income before income tax expenses	117,008	57,951	146,959
Income tax expenses	(18,297)	(11,316)	(17,045)

Net income	98,711	46,635	129,914
Less: Net loss attributable to noncontrolling interests	(374)	(296)	(1,068)

Net income attributable to Weibo	$99,085	$46,931	$130,982

Basic net income per share attributable to Weibo	$0.44	$0.21	$0.59
Diluted net income per share attributable to Weibo	$0.44	$0.21	$0.58

Shares used in computing basic net income per share attributable to Weibo	222,902	218,296	222,189
Shares used in computing diluted net income per share attributable to Weibo	225,971	224,632	230,465

(1)  On January 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method, which means amounts for 2018 are reported on the new basis while prior periods amount will be reported on a historical basis. Under the new accounting standard, the main impact to the Company is that it now reports the revenue net of value added tax and recognizes revenues and expenses at fair value for the advertising barter transaction.

(2) Stock-based compensation in each category:

Cost of revenues	$1,011	$695	$1,067
Sales and marketing	1,968	1,604	2,216
Product development	5,051	4,994	5,248
General and administrative	2,984	3,400	3,504

(3)  The Company adopted ASU 2016-01 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company will measure long-term investments other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings.The impact of adopting the new update to earnings was immaterial for the first quarter of 2018.

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$282,809	$1,000,953
Short-term investments	1,632,629	791,730
Accounts receivable, net	204,420	170,100
Prepaid expenses and other current assets	74,555	69,233
Amount due from SINA	67,635	16,356
Current assets subtotal	2,262,048	2,048,372

Property and equipment, net	38,272	33,793
Goodwill and intangible assets, net	14,227	13,937
Long-term investments	453,953	452,337
Other assets	14,314	13,380
Total assets	$2,782,814	$2,561,819

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$93,846	$64,043
Accrued and other liabilities	281,232	268,615
Deferred revenues	100,239	81,311
Income tax payable (1)	91,661	70,907
Current liabilities subtotal	566,978	484,876

Long-term liabilities:
Convertible debt	881,018	879,983
Other long-term liabilities	2,092	2,166
Total liabilities	1,450,088	1,367,025

Shareholders’ equity :
Weibo shareholders’ equity (2)	1,330,819	1,192,587
Non-controlling interests	1,907	2,207
Total shareholders’ equity	1,332,726	1,194,794

Total liabilities and shareholders’ equity	$2,782,814	$2,561,819

(1) Commencing on January 1, 2018, in order to enhance comparability with industry peers, income tax payable has been presented as a single line item in balance sheet as opposed to be part of accounts payable. To conform with current period presentation, the relevant amount of $70.9 million as of December 31, 2017 has been adjusted accordingly.

(2) The Company adopted ASU 2016-1 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company will measure long-term investment other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings. The cumulative impact arising from the adoption of this update was immaterial to retained earnings as of January 1, 2018.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	March 31, 2018					March 31, 2017				December 31, 2017
				Non-GAAP					Non-GAAP					Non-GAAP
	Actual	Adjustments		Results		Actual	Adjustments		Results	Actual		Adjustments		Results

Advertising and marketing	$302,949			$302,949		$169,297			$169,297	$332,305				$332,305
Value-added service	46,934			46,934		29,904			29,904	45,140				45,140
Net revenues	$349,883			$349,883		$199,201			$199,201	$377,445				$377,445

		(11,014	)(a)				(10,693	)(a)				(12,035	)(a)
		(169	)(b)				(155	)(b)				(163	)(b)
Total costs and expenses	$240,504	$(11,183)		$229,321		$143,350	$(10,848)		$132,502	$232,166		$(12,198)		$219,968

		11,014	(a)				10,693	(a)				12,035	(a)
		169	(b)				155	(b)				163	(b)
Income from operations	$109,379	$11,183		$120,562		$55,851	$10,848		$66,699	$145,279		$12,198		$157,477

		11,014	(a)									12,035	(a)
		169	(b)				10,693	(a)				163	(b)
		1,499	(c)				155	(b)				2,683	(c)
		(118	)(d)				122	(c)				(528	)(d)
		(42	)(e)				(29	)(d)				(41	)(e)
		1,035	(f)				(39	)(e)				690	(f)
Net income attributable to Weibo	$99,085	$13,557		$112,642		$46,931	$10,902		$57,833	$130,982		$15,002		$145,984

Diluted net income per share attributable to Weibo	$0.44			$0.50	*	$0.21			$0.26	$0.58	*			$0.64	*

Shares used in computing diluted net income per share attributable to Weibo	225,971	6,753	(g)	232,724		224,632			224,632	230,465				230,465

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$112,642					$57,833					$145,984
Interest income,net				(10,909)					(1,911)					(5,562)
Income tax expenses				18,339					11,355					17,086
Depreciation expenses				4,521					3,245					4,350
Adjusted EBITDA				$124,593					$70,522					$161,858

(a)         To exclude stock-based compensation.

(b)         To exclude amortization of intangible assets.

(c)          To exclude net results of impairment on, gain on sale of and fair value change of investments.

(d)         To exclude non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interests.

(e)          To exclude the provision for income tax related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect.

Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications.

For impairment on investments, valuation allowances were made for those differences the Company does not expect to realize the benefit in the foreseeable future.

(f)           To exclude the amortization of convertible debt issuance cost.

(g)         To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*  Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended
	March 31,		December 31,
	2018	2017	2017

Net revenues
Advertising and marketing
Small & medium-sized enterprises and key accounts	$276,613	$161,506	$293,951
Alibaba	26,336	7,791	38,354
Subtotal	302,949	169,297	332,305

Value-added service	46,934	29,904	45,140
	$349,883	$199,201	$377,445